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                                HEALTHSPORT, INC.
                       10130 Mallard Creek Road, Suite 331
                               Charlotte, NC 28262

March 30, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange
Commission
100 F Street NE
Washington, D.C.  20549

         Re:      Healthsport, Inc., File No. 0-23100
                  December 31, 2007 Form 10-K
                  March 31, 2008 Form 10-Q
                  June 30, 2008 Form 10-Q

Dear Mr. Rosenberg:

We are in receipt of your follow-up letter dated March 18, 2009.

Following are our responses to your comments:

Form 10-K for Fiscal Year Ended December 31, 2007
-------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 2: Acquisitions
--------------------

Innozen, Inc., page 34
----------------------

1.a. Please refer to prior comment one. We acknowledge your explanation of the methods and assumptions used to determine the allocation of the InnoZen purchase price. However, your assumption that expected sales will be $7.5 million in 2008 and $17.1 million in 2009 with continuing increases of 10%-15% thereafter appears to be inconsistent with InnoZen's operating performance before and after the May 4, 2007 acquisition date. For example, the Company's actual sales level for the nine months ended September 30, 2008 was $812,317, which is significantly below corresponding expected sales level used in the projection for the purchase price allocation. Also, your discounted EBITDA of $18,256,968 appears to reflect a level of profit contribution from InnoZen products that significantly exceeds their historical operating performance, considering InnoZen's cost of goods sold exceeded its net sales in 2005 and 2006. Please explain more specifically the factors that you considered in establishing these key assumptions and why you believe these assumptions are reasonable.


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Response:

The thrust of your comment seems to rely solely on the existing sales of InnoZen prior to acquisition by HealthSport. InnoZen was acquired for its bi-layer strip delivery system which was unique to the industry. Up until they were acquired by HealthSport, they were a boutique manufacturer with some product testing for third parties. They had two cough products which had received only limited attention. The InnoZen delivery system has been combined with a number of products provided by HealthSport and this combination is the basis of the evolution of the combined companies.

At the end of 2006, in anticipation of acquiring InnoZen, HealthSport formed Enlyten, Inc. to become the marketing and sales organization for the companies. Mr. Dan Kelly, who had been a consultant to the Company during the last few months of 2006, was hired as President of Enlyten and became President of HealthSport, as well, effective January 1, 2007. Mr. Kelly was instrumental in formulating the plans for the marketing and sales organization and in developing the projections for the combined companies.

The efforts of the marketing and sales organization which was initially focused on sales of the ENLYTEN(TM) SPORTSSTRIPS product were dealt a serious roadblock when Gatorade Company and PepsiCo, Inc. tortuously interfered with Enlyten's contractual agreement with the Buffalo Bills and with Enlyten's existing and potential business relationships with various third parties, including other NFL teams and players, in an attempt to wrongfully restrain trade. (See Item 3 of December 31, 2007 Form 10-K). Mr. Kelly had numerous ties to the NFL and current and former NFL players, which was the basis for expected sales of ENLYTEN(TM) SPORTSSTRIPS. The effect of thIS interference eliminated substantial potential sales for the balance of 2007 and subsequent years. This had been the backbone of the marketing and sales organization's plan and resulted in revising the current strategy.

Within a few months after the acquisition of InnoZen and the Gatorade interference, it became obvious the marketing and sales organization would be unable to replace the expected business from the SPORTSSTRIPS in a reasonable amount of time, although other products were being tested. In addition, HealthSport would be unable to continue to fund the marketing and sales organization without substantial sales increases.

At the end of 2007 the Company had abandoned plans for an internally staffed marketing and sales organization and directed efforts to securing a contract with a distribution organization. (See Note 14 of the December 31, 2007 Form 10-K regarding the Unico Holdings, Inc five-year distribution agreement which was completed on March 11, 2008.) At the time it was completed, and based on the contract, we expected sales of approximately $2,000,000 for one new product (PEDIASTRIPS) in the third and fourth quarters of 2008. In addition, through the agreement with Migami (Note 15 of December 31, 2007 Form 10-K) the Company expected substantial sales to develop through Migami. Further, when added to other expected sales, the Company arrived at the estimate of $7.5 million for 2008 and with expected new products coming on line in late 2008 and early 2009 plus the anticipated additional products with Unico the increase to $17.1 million in 2009 was reasonable.

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Actual results in 2008 did not start as quickly as expected. The Unico sales amounted to $659,000 during the latter half of 2008; sales of new products (4) of $243,000 did not occur until late December 2008; and other product sales amounted to $517,000. January 2009 sales were approximately $505,000 and February 2009 sales were approximately $541,000, which, if continued would easily support an expected level of $7.5 million for 2009 sales. In summary it appears the initial projections may have been accurate, but the starting point has been delayed one year, primarily due to Gatorade's illegal interference with HealthSport's initial marketing strategy.

1.b. In addition, as previously requested, include an explanation of the specific factors that you considered in concluding that the exclusive royalty free license granted to Schering-Plough did not impact your valuation of InnoZen intangible assets.

Response:

As described in our previous correspondence there are three license/distribution agreements which were in place at the date InnoZen was acquired, two with Schering-Plough and one with Innovay. The Innovay agreement calls for total payments to InnoZen of $750,000 and the two Schering-Plough agreements call for payments of $150,000 and $50,000. Thus the agreements are generating revenue as the payments have been deferred and are being amortized over the life of the agreements.

The sales prices specified in the agreements were in line with other sales prices received for the products. Initially, these were assumed to be a portion of expected sales and were thus a factor in determining the valuation of the intangibles since they were a component of the expected sales. With subsequent inactivity, it now appears unlikely that anything will come from the agreements.

2. It appears that, subsequent to the InnoZen acquisition, actual performance was substantially below the corresponding assumptions used to determine the fair value and corresponding purchase price allocation. Please explain to us the reason that no impairment of goodwill, patents and trade secrets, and trademarks occurred in 2007 or 2008. In your response include the methods and specific assumptions you used to make this determination, including how you considered the actual performance in 2007 and 2008.

Response:

Please refer to the response to No. 1 above regarding the expected sales volume and the Company's determination that they were reasonable.

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2007
----
It was determined at the end of 2007, based on the projections discussed in No. 1 above, that no impairment was necessary at December 31, 2007. The projected net discounted EBITDA exceeded the capitalized costs.

2008
----
The 2008 analysis is not complete, although the Company impaired the balance of its client list cost at the end of June 2008, due to a lack of ongoing sales from the InnoZen customers.

The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

HEALTHSPORT, INC.


/s/ Hank Durschlag
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M.E. "Hank" Durschlag
Acting Chief Executive Officer

Cc Creason & Associates, P.L.L.C.